                                                    [LETTERHEAD OF DECHERT LLP]

December 27, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

The Saratoga Advantage Trust

Securities Act File No. 033-79708

Investment Company Act File No. 811-08542

Post-Effective Amendment No. 43

Dear Sir or Madam:

On behalf of The Saratoga Advantage Trust, a Delaware business trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 43 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 45 pursuant to the Investment Company Act of 1940, as amended, together with exhibits thereto.

This filing is made pursuant to Rule 485(b) under the 1933 Act, in connection with the offering of shares, of certain of the existing portfolios of the Trust to include required information.  No fees are required in connection with this filing.

We hereby represent that Post-Effective Amendment No. 43 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss

16908710.1.BUSINESS